Exhibit 99.1

CELESTICA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) should be read in conjunction with our 2014 consolidated financial statements and September 30, 2015 unaudited interim condensed consolidated financial statements, which we prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Unless otherwise noted, all dollar amounts are expressed in U.S. dollars. The information in this discussion is provided as of October 20, 2015 unless we indicate otherwise.

Certain statements contained in this MD&A constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (U.S. Exchange Act), and contain forward-looking information within the meaning of Canadian securities laws. Such forward-looking information includes, without limitation, statements related to: our future growth; trends in the electronics manufacturing services (EMS) industry; our financial or operational results; the impact of acquisitions and program wins or losses on our financial results and working capital requirements; anticipated expenses, restructuring actions and charges, capital expenditures and/or benefits; our expected tax and litigation outcomes; our cash flows, financial targets and priorities; changes in our mix of revenue by end market; our ability to diversify and grow our customer base and develop new capabilities; the effect of the global economic environment on customer demand; the possibility of future goodwill or intangibles impairment; expected investments in our solar business, the expected timing of ramping our solar programs in Asia, and the timing and extent of expected recovery of cash advances to a particular solar cell supplier; the impact of the financing of the SIB (as defined herein), including the impact of the Term Loan (as defined herein) on our liquidity, future operations and financial condition; the timing and terms of the sale of our real property in Toronto and related transactions, including the expected lease of our corporate head office (collectively, the “Toronto Real Property Transactions”); and, if the Toronto Real Property Transactions are completed, our ability to secure on commercially acceptable terms an alternate site for our existing Toronto manufacturing operations and the expected transition costs for such relocation. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, “project”, “potential”, “possible”, “contemplate”, “seek”, or similar expressions, or may employ such future or conditional verbs as “may”, “might”, “will”, “could”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.

Forward-looking statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such statements, including, among others, risks related to: our customers’ ability to compete and succeed in the marketplace with the services we provide and the products we manufacture; price and other competitive factors generally affecting the EMS industry; managing our operations and our working capital performance during uncertain market and economic conditions; responding to changes in demand, rapidly evolving and changing technologies, and changes in our customers’ business and outsourcing strategies, including the insourcing of programs; customer concentration and the challenges of diversifying our customer base and replacing revenue from completed or lost programs, or customer disengagements; changing commodity, material and component costs, as well as labor costs and conditions; disruptions to our operations, or those of our customers, component suppliers or logistics partners, including as a result of global or local events outside our control; retaining or expanding our business due to execution problems relating to the ramping of new programs or new offerings; the incurrence of future impairment charges; recruiting or retaining skilled personnel; current or future litigation and/or governmental actions; successfully resolving commercial and operational challenges, and improving financial results in our semiconductor business; delays in the delivery and availability of components, services and materials; non-performance by counterparties; our financial exposure to foreign currency volatility; our dependence on industries affected by rapid technological change; the variability of revenue and operating results; managing our global operations and supply chain; increasing income taxes, tax audits, and defending our tax positions or meeting the conditions of tax incentives and credits;  completing restructuring actions, including achieving the anticipated benefits therefrom, and integrating any acquisitions; computer viruses, malware, hacking attempts or outages that may disrupt our operations; any failure to adequately protect our intellectual property or the intellectual property of others; compliance with applicable laws, regulations and social responsibility initiatives; our having sufficient financial resources and working capital following completion of the SIB and consummation of the Term Loan to fund currently anticipated financial obligations and to pursue desirable business opportunities; the potential that conditions to closing the Toronto Real Property Transactions may not be satisfied on a timely basis or at all; and if the Toronto Real Property

Transactions are completed, our ability to secure on commercially acceptable terms an alternate site for our existing Toronto manufacturing operations, and the costs, timing and/or execution of such relocation proving to be other than anticipated. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in this MD&A, our Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission (SEC), and our Annual Information Form filed with the Canadian Securities Administrators.

Our forward-looking statements are based on various assumptions, many of which involve factors that are beyond our control. The material assumptions include those related to the following: production schedules from our customers, which generally range from 30 days to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success in the marketplace of our customers’ products; the stability of general economic and market conditions, currency exchange rates, and interest rates; our pricing, the competitive environment and contract terms and conditions; supplier performance, pricing and terms; compliance by third parties with their contractual obligations, the accuracy of their representations and warranties, and the performance of their covenants; the costs and availability of components, materials, services, plant and capital equipment, labor, energy and transportation; operational and financial matters including the extent, timing and costs of replacing revenue from completed or lost programs, or customer disengagements; technological developments; overall demand improvement in the semiconductor industry; revenue growth and improved financial results in our semiconductor business; the timing, execution, and effect of restructuring actions; our having sufficient financial resources and working capital following completion of the SIB and consummation of the Term Loan to fund currently anticipated financial obligations and to pursue desirable business opportunities; and our ability to diversify our customer base and develop new capabilities. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Except as required by applicable law, forward-looking statements speak only as of the date on which they are made and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

What Celestica does:

We deliver innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of aerospace and defense, industrial, healthcare, energy, and semiconductor equipment), Servers, and Storage end markets. We believe our services and solutions create value for our customers by accelerating their time-to-market, and by providing higher quality, lower cost and reduced cycle times in our customers’ supply chains, resulting in lower total cost of ownership, greater flexibility, higher return on invested capital and improved competitive advantage for our customers in their respective markets.

Our global headquarters is located in Toronto, Canada. We operate a network of sites in various geographies with specialized end-to-end supply chain capabilities tailored to meet specific market and customer product lifecycle requirements. In an effort to drive speed, quality and flexibility for our customers, we execute our business in centers of excellence strategically located in North America, Europe and Asia. We strive to align our preferred suppliers in close proximity to these centers of excellence to increase the speed and flexibility of our supply chain, deliver higher quality products, and reduce time to market.

We offer a range of services to our customers, including design and development (such as our Joint Design and Manufacturing (JDM) offering, which is focused on developing design solutions in collaboration with customers, as well as managing aspects of the supply chain and manufacturing), engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

Although we supply products and services to over 100 customers, we depend upon a small number of customers for a substantial portion of our revenue. In the aggregate, our top 10 customers represented 66% of revenue for first nine months of 2015 (first nine months of 2014 — 64%; full year 2014 — 65%).

The products and services we provide serve a wide variety of applications, including: servers; networking, wireless and telecommunications equipment; storage systems; optical equipment; aerospace and defense electronics; healthcare products and applications; semiconductor equipment; and a range of industrial and alternative energy products, including solar panels and inverters.

In order to increase the value we deliver to our customers, we continue to make investments in people, value-added service offerings, new capabilities, capacity, technology, IT systems, software and tools. We continuously work to improve our productivity, quality, delivery performance and flexibility in our efforts to be recognized as one of the leading companies in the EMS industry.

Our current priorities include (i) profitable growth in our end markets, including continued improvements in the operational and financial performance of our semiconductor business, (ii) continuous improvement in our financial results, including revenue growth, operating margins, and return on invested capital (ROIC), and positive annual free cash flow generation, (iii) developing and building long-term trusted relationships with our customers, and (iv) investing in and strengthening our capabilities in design, engineering, process technologies, software tools and various service offerings to expand beyond our traditional areas of electronics manufacturing services. We believe that continued investments in these areas support our long-term growth strategy and will strengthen our competitive position, enhance customer satisfaction, and increase long-term shareholder value. We continue to focus on expanding our revenue base in higher-value-added services, such as design and development, engineering, supply chain management and after-market services, and to grow our business with new and existing customers in our end markets.  We continue to focus on expanding our business beyond our traditional end markets, which today account for a substantial portion of our revenue.

Operating margin, ROIC and free cash flow are non-IFRS measures without standardized meanings and may not be comparable to similar measures presented by other companies. See “Non-IFRS measures” below for a discussion of the non-IFRS measures included herein, and a reconciliation of our non-IFRS measures to comparable IFRS measures (where a comparable IFRS measure exists).

Our financial results vary from period to period, and are impacted by factors such as changing demand for our customers’ products in various end markets, our revenue and customer mix, changes in our customers’ supply chain strategies, the size and timing of customer program wins by end market, the costs, terms and timing of ramping new business, program completions, losses or customer disengagements, the margins achieved and capital deployed for the services we provide to customers, and other factors discussed below.

Overview of business environment:

The EMS industry is highly competitive, with multiple global EMS providers competing for customers and programs. Although the industry is characterized by a large revenue base and new business opportunities, demand can be volatile from period to period, and aggressive pricing is a common business dynamic. Capacity utilization, customer mix and the types of products and services we provide are important factors affecting our financial performance. The number and location of qualified personnel, manufacturing capacity, and the mix of business through that capacity are vital considerations for EMS providers. The EMS industry is also working capital intensive. As a result, we believe that ROIC (discussed in “Non-IFRS measures” below), which is primarily affected by non-IFRS operating earnings and investments in working capital and equipment, is an important metric for measuring an EMS provider’s financial performance.

EMS companies provide a range of services to a variety of customers and end markets. Demand patterns are volatile, making customer revenue and mix, and revenue by end market difficult to forecast. Product lifecycles in the markets we serve, production lead times required by our customers, rapid shifts in technology, model obsolescence, commoditization of certain products, the emergence of new business models, shifting patterns of demand, such as the shift from traditional network infrastructures to highly virtualized and cloud-based environments as well as the proliferation of software-defined networks and software-defined storage, increased competition and pricing pressure, and the volatility of the economy, are all contributing factors. The global economy and financial markets may negatively impact end market demand and the operations of EMS providers, including Celestica. Uncertainty in the global economy may impact current and future demand for our customers’ products and services. We continue to monitor the dynamics and impacts of the global economic environment and work to manage our priorities, costs and resources to anticipate and prepare for any required changes.

External factors that could impact the EMS industry and our business include natural disasters and related disruptions, political instability, terrorism, armed conflict, labor or social unrest, criminal activity, disease or illness that affects local, national or international economies, unusually adverse weather conditions, and other risks present in the jurisdictions in which we, our customers, our suppliers, and/or our logistics partners operate. These types of events could disrupt operations at one or more of our sites or those of our customers, component suppliers and/or our logistics partners. These events could lead to higher costs or supply shortages or may disrupt the delivery of components to us, or our ability to provide finished products or services to our customers, any of which could adversely affect our operating results. We carry insurance to cover damage to our sites and interruptions to our operations, including those that may occur as a result of natural disasters, such as flooding and earthquakes, or other events. Our insurance policies, however, are subject to deductibles, coverage limitations and exclusions, and may not provide adequate coverage should such events occur.

Our business is also affected by customers who may shift production between EMS providers for a number of reasons, including pricing concessions, more favorable terms and conditions, their preference or need to consolidate their supply chain capacity or the number of supply chain partners, or consolidation among customers. Customers may also choose to accelerate the amount of business they outsource, insource previously outsourced business, or change the concentration or location of their EMS suppliers to better manage their supply continuity risk. These customer decisions may impact, among other items, our revenue and margins, the need for future restructuring, the level of capital expenditures and our cash flows.

Demand is volatile across our end markets. Our revenue and margins are impacted by overall end market demand, the timing, extent and pricing of new or follow-on business, including the costs, terms and timing of ramping new business, and program completions, losses, or customer disengagements. Despite a continued challenging demand environment, we remain committed to making the investments we believe are required to support our long-term objectives and create shareholder value. These efforts include expanding our solar and aerospace and defense businesses and our JDM offering. The costs of these investments and ramping activities may be significant and could continue to negatively impact our margins in the short and medium term. Simultaneously, we intend to continue to manage our costs and resources to maximize our efficiency and productivity.

Recent developments:

Semiconductor business

We acquired the semiconductor equipment contract manufacturing operations of Brooks Automation, Inc. (Brooks) in 2011 and D&H Manufacturing Company (D&H) in 2012 in order to expand our diversified end market offerings to include semiconductor capital equipment. Revenue from our semiconductor business for the first nine months of 2015 represented 7% (first nine months and full year 2014 — 5%) of our total revenue. The semiconductor market has historically been cyclical and impacted by, among other things, significant and often rapid changes in product demand, changes in customer requirements for new manufacturing capacity and technology transitions, significant expenditures for capital equipment and product development, and general economic conditions. Our semiconductor business has been negatively impacted by volatility in customer demand, the cost of our investments, operational inefficiencies, commercial challenges associated with a particular customer, and the costs, terms, timing and challenges of ramping new sites and programs. The negative impact of these factors resulted in the reduction of our long-term cash-flow projections for our semiconductor business, and in the fourth quarter of 2014, we recorded a non-cash impairment charge of $40.8 million against the goodwill of our semiconductor business. However, for the first nine months of 2015, revenue from our semiconductor business grew 27% compared to the same period in 2014, primarily as a result of improved customer demand (including from the customer noted above). In addition, we implemented restructuring actions in this business during the second and third quarters of 2015 to reduce its cost structure and improve its margin performance, including consolidating two of our semiconductor sites into a single location. Although we have made improvements to the business, the foregoing negative factors affecting our semiconductor business, as well as future demand volatility in this market, may lead to continued fluctuations in our revenue and profitability and may also adversely impact our financial position and cash flows. Failure to realize future revenues at an appropriate profit margin or failure to improve the financial results of this business could result in additional impairment losses for our semiconductor business in future periods.

Other diversified end market developments

In order to support recent new program wins in our solar business and anticipated growth in global demand for solar energy, we are expanding our solar operations globally. We are making investments, which commenced in the second quarter of 2015, to establish competitive solar energy manufacturing capabilities in Asia. These investments include plant and capital equipment, as well as cash advances to an Asian-based solar cell supplier to help finance its expansion of manufacturing operations into Malaysia. Our solar business will be dependent on this supplier to provide the majority of the solar cells anticipated to be required to support our global solar operations. During the second quarter of 2015, we also transitioned a portion of our solar operations from North America to Asia in support of our global solar expansion. However, the expansion of our solar business has been slower than expected, and we currently anticipate completing the majority of our solar operations expansion in the first quarter of 2016. This short-term delay is expected to have a negative impact on our solar business’ margins and results of operations for the fourth quarter of 2015.

We recently expanded our business relationship with one of our aerospace and defense customers whereby the customer outsourced certain of its operations to us. This program transfer was completed in April 2015, and we currently manage the manufacturing and repair operations for certain product lines of this customer from its site in Ontario, Canada. We assumed the workforce assigned to these operations and purchased $27.6 million of inventory in connection with the program transfer in the second quarter of 2015. As with any business expansion, we may encounter difficulties in ramping and executing these new programs.

Settlement of U.S. class action lawsuit

In the third quarter of 2015, the United States District Court of the Southern District of New York granted final approval to the settlement of the U.S. securities class action lawsuit. See “Litigation and contingencies” below.

Toronto Real Property Transaction

On July 23, 2015, we entered into an agreement of purchase and sale (the Property Sale Agreement) to sell our real property located in Toronto, Ontario, which includes the site of our corporate headquarters and our Toronto manufacturing operations, to a special purpose entity (the Property Purchaser) to be formed by a consortium of three real estate developers. Subject to completion of the transaction, the purchase price is approximately $137 million Canadian dollars ($102.0 million at period-end exchange rates), exclusive of applicable taxes and subject to adjustment in accordance with the terms of the Property Sale Agreement, including for certain density bonuses and other adjustments in accordance with usual commercial practice.

Upon execution of the Property Sale Agreement, the Property Purchaser paid us a cash deposit of $15 million Canadian dollars ($11.2 million at period-end exchange rates), which is non-refundable except in limited circumstances. Upon closing, which is subject to various conditions, including municipal approvals and is currently anticipated to occur within approximately two years, the Property Purchaser is to pay us an additional $53.5 million Canadian dollars in cash ($39.8 million at period-end exchange rates). The balance of the purchase price is to be satisfied upon closing by an interest-free, first-ranking mortgage in the amount of $68.5 million Canadian dollars ($51.0 million at period-end exchange rates) to be registered on title to the property and having a term of two years from the closing date. We have recorded the cash deposit in other non-current liabilities on our consolidated balance sheet and as cash provided by investing activities in our consolidated statement of cash flows.

As part of the Property Sale Agreement, we have agreed upon closing to enter into an interim lease for our existing corporate head office and manufacturing premises on a portion of the real estate for an initial two-year term on a rent-free basis (subject to certain payments including taxes and utilities), to be followed by a longer-term lease for the new home of Celestica’s new corporate headquarters on commercially reasonable arm’s-length terms. There can be no assurance that this transaction will be completed within two years, or at all. Should the transaction close, we expect to be able to find a replacement site on commercially acceptable terms for our Toronto manufacturing operations. However, there can be no assurance that this will be the case. See “Liquidity - Cash requirements” below.

Approximately 30% of the interests in the Property Purchaser are to be held by a privately-held company in which Mr. Gerald Schwartz, a controlling shareholder and director of Celestica, has a material interest. Mr. Schwartz also has a non-voting interest in an entity which will have an approximate 25% interest in the Property Purchaser. Given the interest in the transaction by a related party, our board of directors formed a Special Committee, consisting solely of independent directors, which retained its own independent legal counsel, to review and supervise a competitive bidding process. The Special Committee, after considering, among other factors, that the purchase price for the property exceeded the valuation provided by an independent appraiser, determined that the Property Purchaser’s transaction terms are in the best interests of Celestica. Our board of directors, at a meeting where Mr. Schwartz was not present, approved the transaction based on the unanimous recommendation of the Special Committee.

Summary of Q3 2015

Our unaudited interim condensed consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and accounting policies we adopted in accordance with IFRS. These unaudited interim condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at September 30, 2015 and the financial performance, comprehensive income and cash flows for the three and nine months ended September 30, 2015. See “Critical Accounting Policies and Estimates” below.

The following table shows certain key operating results and financial information for the periods indicated (in millions, except per share amounts):

	Three months ended September 30		Nine months ended September 30
	2014	2015	2014	2015
Revenue	$1,423.1	$1,408.5	$4,207.0	$4,124.3
Gross profit	105.6	101.1	300.9	289.8
Selling, general and administrative expenses (SG&A)	48.8	50.2	157.4	155.7
Other charges (recoveries)	6.1	11.9	(0.3)	21.5
Net earnings	$34.4	$10.9	$112.6	$54.8
Diluted earnings per share	$0.19	$0.08	$0.62	$0.34

	December 31 2014	September 30 2015
Cash and cash equivalents	$565.0	$495.7
Total assets	2,583.6	2,603.6

Revenue of $1.4 billion for the third quarter of 2015 decreased 1% from the same period of 2014. Compared to the third quarter of 2014, revenue dollars in the third quarter of 2015 from our servers end market decreased 9%, primarily due to overall demand softness in this end market, and revenue dollars from our consumer end market (which comprised 3% of total revenue for the third quarter of 2015) decreased 32%, primarily due to program completions in the second half of 2014, as we continued to de-emphasize certain lower-margin business in our consumer portfolio. These decreases were offset in part by a 2% increase in revenue dollars from each of our communications end market and diversified end market in the third quarter of 2015. Compared to the same period in 2014, the revenue increase in our communications end market in the third quarter of 2015 was primarily due to new program wins, offset in part by a program completion, and the revenue increase in our diversified end market in the third quarter of 2015 was primarily driven by improved demand in our semiconductor business and new program wins, including the aerospace and defense program described above, offset in part by lower revenue from our solar business resulting from the transition of a portion of such business to Asia. Revenue dollars from our storage end market in the third quarter of 2015 were relatively flat compared to the same period in 2014. Communications and diversified continued to be our largest end markets, representing 41% and 30%, respectively, of total revenue for the third quarter of 2015.

Gross profit of $101.1 million (7.2% of total revenue) for the third quarter of 2015 decreased 4% compared to $105.6 million (7.4% of total revenue) for the same period in 2014, primarily due to lower revenue levels in the third quarter of 2015, which more than offset the margin improvements in our semiconductor business. The decrease in gross profit in the third quarter of 2015 was also impacted by the cost of ramping our solar programs in Asia, as well as a net credit of $2.5 million we recorded for warranty provisions in the third quarter of 2014. SG&A for the third quarter of 2015 of $50.2 million increased 3% compared to $48.8 million for the third quarter of 2014, primarily driven by higher stock-based compensation costs (discussed below). Net earnings for the third quarter of 2015 of $10.9 million were $23.5 million lower compared to the same period in 2014, primarily due to higher income tax expense as a result of taxable foreign exchange impacts (see “Operating Results — Income taxes “ below), and higher restructuring charges incurred in the third quarter of 2015.

Our cash and cash equivalents at September 30, 2015 were $495.7 million (December 31, 2014 — $565.0 million). Our non-IFRS free cash flow for the third quarter of 2015 was $12.8 million compared to $92.7 million for the third quarter of 2014, primarily due to higher working capital requirements, in particular higher than expected inventory as a result of increased customer demand volatility and in support of ramping our solar business in the third quarter of 2015 (see “Liquidity and Capital Resources — Liquidity — Cash requirements” below). At September 30, 2015, we had an aggregate of $268.8 million outstanding (December 31, 2014 — no amounts outstanding) under our credit facility as a whole (including the Term Loan), and we had sold $50.0 million of accounts receivable (A/R) under our A/R sales facility (December 31, 2014 — sold $50.0 million of A/R).

We have repurchased subordinate voting shares in the open market and otherwise for cancellation in recent years pursuant to normal course issuer bids (NCIBs), which allow us to repurchase a limited number of subordinate voting shares during a specified period, and from time to time pursuant to substantial issuer bids, including the SIB described below. As part of the NCIB process, we have entered into Automatic Share Purchase Plans (ASPPs) with brokers, which allow such brokers to purchase our subordinate voting shares in the open market on our behalf, for cancellation under our NCIBs (including during any applicable trading blackout periods). In addition, we have entered into program share repurchases (PSRs) as part of the NCIB process, pursuant to which we make a prepayment to a broker in consideration for the right to receive a variable number of subordinate voting shares upon such PSR’s completion. Under such PSRs, the price and number of subordinate voting shares to be repurchased by us is determined based on a discount to the volume weighted-average market price of our subordinate voting shares during the term of the PSR, subject to certain terms and conditions. The subordinate voting shares repurchased under any PSR are cancelled upon completion of each PSR under the NCIB. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under each NCIB is reduced by the number of subordinate voting shares we purchase in the open market during the term of such NCIB to satisfy obligations under our stock-based compensation plans.

On September 9, 2014, the Toronto Stock Exchange (TSX) accepted our notice to launch an NCIB (the 2014 NCIB), which allowed us to repurchase, at our discretion, until the earlier of September 10, 2015 or the completion of purchases thereunder, up to approximately 10.3 million subordinate voting shares (representing approximately 5.8% of our total multiple voting shares and subordinate voting shares outstanding at the time of launch) in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. On January 28, 2015, we completed a $50.0 million PSR (which we funded in December 2014), pursuant to which we repurchased and cancelled 4.4 million subordinate voting shares at a weighted average price of $11.38 per share. Subsequent to the completion of this PSR, we paid $19.8 million (including transaction fees) in the first quarter of 2015 to repurchase and cancel an additional 1.7 million subordinate voting shares under the 2014 NCIB at a weighted average price of $11.66 per share. We did not repurchase any subordinate voting shares pursuant to the 2014 NCIB during the second or third quarters of 2015, prior to its expiry in September 2015. We repurchased and cancelled an aggregate of 9.0 million subordinate voting shares during the term of the 2014 NCIB.

In the second quarter of 2015, we launched and completed a $350.0 million substantial issuer bid (the SIB), pursuant to which we repurchased and cancelled approximately 26.3 million subordinate voting shares at a price of $13.30 per share, representing approximately 15.5% of our total multiple voting shares and subordinate voting shares issued and outstanding prior to its completion. We funded the share repurchases in June 2015 using the proceeds of the $250.0 million Term Loan (defined below), $25.0 million drawn on our revolving credit facility, and $75.0 million of cash on hand. We made a principal repayment of $6.2 million under the Term Loan during the third quarter of 2015. See “Liquidity and Capital Resources — Liquidity — Cash requirements” below.

Other performance indicators:

In addition to the key operating results and financial information described above, management reviews the following non-IFRS measures:

	1Q14		2Q14		3Q14		4Q14		1Q15		2Q15		3Q15
Cash cycle days:
Days in A/R	45		43		46		44		47		42		43
Days in inventory	61		54		54		52		56		54		58
Days in A/P	(58)		(53)		(55)		(52)		(56)		(54)		(55)
Cash cycle days	48		44		45		44		47		42		46
Inventory turns	6.0	x	6.8	x	6.8	x	7.1	x	6.6	x	6.7	x	6.3	x

	2014				2015
	March 31	June 30	September 30	December 31	March 31	June 30	September 30
Amount of A/R sold (in millions)	$60.0	$60.0	$50.0	$50.0	$50.0	$55.0	$50.0

Days in A/R is calculated as the average A/R for the quarter divided by the average daily revenue. Days in inventory is calculated as the average inventory for the quarter divided by the average daily cost of sales. Days in accounts payable (A/P) is calculated as the average A/P for the quarter divided by average daily cost of sales. Cash cycle days is calculated as the sum of days in A/R and days in inventory, minus the days in A/P. Inventory turns is calculated as 365 divided by the number of days in inventory. A lower number of days in A/R, days in inventory, and cash cycle days, and a higher number of days in A/P and inventory turns generally reflect improved cash management performance. These non-IFRS measures do not have comparable measures under IFRS to which we can reconcile.

Cash cycle days for the third quarter of 2015 of 46 days increased one day compared to the third quarter of 2014 as a result of a 3-day reduction in days in A/R and a 4-day increase in days in inventory. Compared to the same period in 2014, the decrease in days in A/R was primarily due to a change in revenue mix from customers with different payment terms, and the increase in days in inventory was primarily driven by increased inventory levels in the third quarter of 2015, required primarily to support new customer programs, including the new aerospace and defense program discussed above.

Compared to the second quarter of 2015, cash cycle days increased 4 days in the third quarter of 2015 primarily as a result of a 4-day increase in days in inventory, which was largely driven by increased customer demand volatility and higher inventory levels to support ramping our solar business in the third quarter of 2015.

We believe that cash cycle days (and the components thereof) and inventory turns are useful measures in providing investors with information regarding our cash management performance and are accepted measures of working capital management efficiency in our industry. These are not measures of performance under IFRS, and may not be defined and calculated in the same manner by other companies. These measures should not be considered in isolation or as an alternative to working capital as an indicator of performance.

Management reviews other non-IFRS measures including adjusted net earnings, operating margin, ROIC and free cash flow. See “Non-IFRS measures” below.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well. Significant accounting policies and methods used in the preparation of our unaudited interim condensed consolidated financial statements are consistent with those described in note 2 to our 2014 audited consolidated financial statements.

Key sources of estimation uncertainty and judgment: We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes; the amount of our restructuring charges or recoveries; the measurement of the recoverable amount of our cash generating units (CGUs) (we define a CGU as the smallest identifiable group of assets that cannot be tested individually and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets), which includes estimating future growth, profitability and discount rates; our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, employee stock-based compensation expense, provisions and contingencies; and the allocation of the purchase price and other valuations related to our business acquisitions. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular, the recoverable amount used in our impairment testing of our non-financial assets (see note 15(b) to our 2014 audited consolidated financial statements), and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities (see note 18 to our 2014 audited consolidated financial statements).

We have also applied significant judgment in the following areas: the determination of our CGUs and whether events or changes in circumstances during the period are indicators that a review for impairment should be conducted, and the timing of the recognition of charges and recoveries associated with our restructuring actions. During the third quarter of 2015, we did not identify any triggering event that would indicate the carrying amount of our CGUs may not be recoverable.

Recently issued accounting pronouncements:

IFRS 15, Revenue from Contracts with Customers:

In May 2014, the IASB issued this standard which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. The IASB recently confirmed a one-year deferral of this standard, which will now be effective January 1, 2018 and allows early adoption. We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

IFRS 9, Financial Instruments:

In July 2014, the IASB issued this standard which replaces IAS 39, Financial Instruments: Recognition and Measurement. The standard is effective for annual periods beginning on or after January 1, 2018, and allows earlier adoption. The standard introduces a new model for the classification and measurement of financial assets, a single expected credit loss model for the measurement of the impairment of financial assets, and a new model for hedge accounting that is aligned with a company’s risk management activities. We do not intend to adopt this standard early, and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

Operating Results

Our annual and quarterly operating results, including working capital performance, vary from period-to-period as a result of the level and timing of customer orders, mix of revenue, and fluctuations in materials and other costs and expenses. The level and timing of customer orders vary due to changes in demand for their products, general economic conditions, their attempts to balance their inventory, availability of components and materials, and changes in their supply chain strategies or suppliers. Our annual and quarterly operating results are specifically affected by, among other factors: our mix of customers and the types of products or services we provide; the rate at which, and the costs associated with, new program ramps; volumes and the seasonality of our business; price competition; the mix of manufacturing or service value-add; capacity utilization; manufacturing efficiency; the degree of automation used in the assembly process; the availability of components or labor; the timing of receiving components and materials; costs and inefficiencies of transferring programs between sites; program completions or losses, or customer disengagements and the timing and the margin of any replacement business; the impact of foreign exchange fluctuations; the performance of third-party providers; our ability to manage inventory, production location and equipment effectively; our ability to manage changing labor, component, energy and transportation costs effectively; fluctuations in variable compensation costs; the timing of our expenditures in anticipation of forecasted sales levels; and the timing of any acquisition and related integration costs. Our operations may also be affected by natural disasters or other local risks present in the jurisdictions in which we, our suppliers, logistics partners, and our customers operate. These events could lead to higher costs or supply shortages or may disrupt the delivery of components to us or our ability to provide finished products or services to our customers, any of which could adversely affect our operating results.

In the EMS industry, customers award new programs or shift programs to other EMS providers for a number of reasons, including changes in demand for the customers’ products, pricing benefits offered by other EMS providers, execution or quality issues, preference for consolidation or a change in their supplier base, rebalancing the concentration or location of their EMS providers, consolidation among customers, and decisions to adjust the volume of business being outsourced. Customer or program transfers between EMS providers are part of the competitive nature of our industry. Some customers use more than one EMS provider to manufacture a product and/or may have the same EMS provider support them from more than one geographic location. Customers may choose to change the allocation of demand among their EMS providers and/or may shift programs from one region to another region within an EMS provider’s global network. Customers may also decide to insource production they had previously outsourced to utilize their internal capacity or for other reasons. Our operating results for each period include the impacts associated with new program wins, follow-on business, program completions or losses, as well as acquisitions. The volume, profitability and the location of new business awards will vary from period-to-period and from program-to-program. Significant period-to-period variations can also result from the timing of new programs reaching full production or programs reaching end-of-life, the timing of follow-on or next generation programs and/or the timing of existing programs being fully or partially transferred internally or to a competitor.

Operating results expressed as a percentage of revenue:

	Three months ended September 30		Nine months ended September 30
	2014	2015	2014	2015
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of sales	92.6	92.8	92.8	93.0
Gross profit	7.4	7.2	7.2	7.0
SG&A	3.4	3.6	3.7	3.8
Research and development costs	0.4	0.4	0.4	0.4
Amortization of intangible assets	0.2	0.2	0.2	0.1
Other charges	0.4	0.8	—	0.5
Finance costs	—	0.1	0.1	0.1
Earnings before income tax	3.0	2.1	2.8	2.1
Income tax expense	0.6	1.3	0.1	0.8
Net earnings	2.4%	0.8%	2.7%	1.3%

Revenue:

Revenue of $1.4 billion for the third quarter of 2015 decreased 1% from the same period in 2014. Compared to the third quarter of 2014, revenue dollars in the third quarter of 2015 from our servers and consumer end markets decreased 9% and 32%, respectively, and revenue dollars from our communications and diversified end markets each increased 2%, as discussed in “Summary of Q3 2015” above (and below). Revenue dollars from our storage end market in the third quarter of 2015 was relatively flat compared to the same period in 2014. Communications and diversified continued to be our largest end markets, representing 41% and 30%, respectively, of total revenue for the third quarter of 2015.

Revenue for the first nine months of 2015 decreased 2% from the same period in 2014. Compared to revenue from our end markets in the first nine months of 2014, revenue dollars from our consumer end market (which comprised 3% of our total revenue for the first nine months of 2015) decreased 38%, revenue dollars from our servers end market decreased 3%, revenue dollars from our communications end market decreased 2%, and revenue dollars from our storage end market increased 6%, due primarily to the factors discussed in “Summary of Q3 2015” above (and below) with respect to our results for the third quarter of 2015. Revenue dollars from our diversified end market in the first nine months of 2015 were relatively flat compared to the same period in 2014.

The following table shows revenue from the end markets we serve as a percentage of total revenue for the periods indicated:

	2014					2015
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3
Communications	40%	40%	40%	40%	40%	40%	40%	41%
Consumer	6%	5%	5%	3%	5%	3%	3%	3%
Diversified	28%	28%	29%	27%	28%	28%	28%	30%
Servers	10%	10%	9%	10%	9%	11%	10%	8%
Storage	16%	17%	17%	20%	18%	18%	19%	18%
Revenue (in billions)	$1.31	$1.47	$1.42	$1.42	$5.63	$1.30	$1.42	$1.41

Our product and service volumes, revenue and operating results vary from period-to-period depending on various factors, including the success in the marketplace of our customers’ products, changes in demand from our customers for the products we manufacture, the mix and complexity of the products or services we provide, the timing of receiving components and materials, the extent, timing and rate of new program wins, follow-on business, program completions or losses, the transfer of programs among our sites at our customers’ request, the costs, terms, timing and rate at which new programs are ramped, and the impact of seasonality on various end markets. We are dependent on a limited number of customers for a substantial portion of our revenue. We also expect that the pace of technological change, the frequency of customers’ transferring business among EMS competitors or customers changing the volumes they outsource, and the dynamics of the global economy will continue to impact our business from period-to-period. See “Overview” above.

In the past, we have experienced, and may in the future experience, some level of seasonality in our quarterly revenue patterns across some of the end markets we serve. We expect that the numerous factors described above that affect our period-to-period results will continue to make it difficult for us to predict the extent and impact of seasonality and other external factors on our business.

To reduce the reliance on any one customer or end market, we continue to target new customers and services, including through our efforts to expand our diversified end market business (see discussions above and below of investments in our solar energy capabilities and aerospace and defense expansion). Notwithstanding these expansion efforts, we remain dependent on our traditional end markets for a substantial portion of our revenue. We have experienced slower growth rates and increased pricing pressures recently, particularly in our communications end market.

Our communications end market represented 41% of total revenue for the third quarter of 2015, compared to 40% for the same period in 2014 (40% for the first nine months of both 2015 and 2014). Compared to the third quarter of 2014, revenue dollars from this end market increased 2% in the third quarter of 2015, primarily due to new program wins that were offset in part by a program completion. Compared to the same period in 2014, revenue dollars from this end market decreased 2% in the first nine months of 2015, primarily due to the program completion that that more than offset the revenue growth in the period from new program wins.

Our diversified end market represented 30% of total revenue for the third quarter of 2015, up from 29% for the same period in 2014 (29% and 28% for the first nine months of 2015 and 2014, respectively). Revenue dollars from our diversified end market increased 2% in the third quarter of 2015 compared to the same period in 2014, primarily driven by improved demand in our semiconductor business and new program wins, including the aerospace and defense program recently outsourced to us , offset in part by lower revenue from our solar business as we transition and ramp our solar operations in Asia (each discussed above and in the “Overview” section above). Revenue dollars from this end market in the first nine months of 2015 were relatively flat compared to the first nine months of 2014.

Our storage end market represented 18% of total revenue for both the third quarter and first nine months of 2015, up from 17% of total revenue for both the third quarter and first nine months of 2014. Revenue dollars from our storage end market increased 6% in the first nine months of 2015 compared to the same period in 2014, primarily due to new program wins, in part driven by our JDM offering. Revenue dollars from our storage end market in the third quarter of 2015 were flat compared to the same quarter in 2014.

Our servers end market represented 8% of total revenue for the third quarter of 2015, down from 9% of total revenue for the same period in 2014 (10% for the first nine months of both 2015 and 2014). Compared to the same periods in 2014, revenue dollars from our servers end market decreased 9% in the third quarter of 2015 and 3% in the first nine months of 2015, primarily due to overall demand softness in this end market.

Our consumer end market represented 3% of total revenue for both the third quarter and first nine months of 2015, down from 5% of total revenue for the same periods in 2014. Revenue dollars from our consumer end market decreased 32% in the third quarter of 2015 and 38% in the first nine months of 2015 compared to the same periods in 2014, primarily due to program completions in the second half of 2014, as we continued to de-emphasize certain lower-margin business in our consumer portfolio.

For the third quarter and first nine months of 2015, we had two customers that individually represented more than 10% of total revenue (third quarter and first nine months of 2014 — three customers).

Whether any of our customers individually accounts for more than 10% of our total revenue in any period depends on various factors affecting our business with that customer and with other customers, including overall changes in demand for our customers’ products, the extent and timing of new program wins, follow-on business, program completions or losses, the phasing in or out of programs, the relative growth rate or decline of our business with our various customers, price competition and changes in our customers’ supplier base or supply chain strategies, and the impact of seasonality on our business.

In the aggregate, our top 10 customers represented 68% of total revenue for the third quarter of 2015 and 66% for the first nine months of 2015 (third quarter and first nine months of 2014 — 65% and 64%, respectively). We are dependent to a significant degree upon continued revenue from our largest customers. We generally enter into master supply agreements with our customers that provide the framework for our overall relationship. These agreements typically do not guarantee a particular level of business or fixed pricing. Instead, we bid on a program-by-program basis and typically receive customer purchase orders for specific quantities and timing of products. There can be no assurance that revenue from any of our major customers will continue at historical levels or will not decrease in absolute terms or as a percentage of total revenue. A significant revenue decrease or pricing pressures from these or other customers, or a loss of a major customer or program, could have a material adverse impact on our business, our operating results and our financial position.

In the EMS industry, customers may cancel contracts and volume levels can be changed or delayed. Customers may also shift business to a competitor or bring programs in-house to improve their own utilization or to adjust the concentration of their supplier base to manage supply continuity risk. We cannot assure the replacement of completed, delayed, cancelled or reduced orders with new business. In addition, we cannot assure that any of our current customers will continue to utilize our services. Order cancellations and changes or delays in production could have a material adverse impact on our results of operations and working capital performance, including requiring us to carry higher than expected levels of inventory. Order cancellations and delays could also lower our asset utilization, resulting in lower margins. Significant period-to-period changes in margins can also result if new program wins or follow-on business are more competitively priced than past programs.

We believe that delivering profitable revenue growth depends to a significant extent on increasing sales to existing customers for their current and future product generations and expanding the range of services we provide to these customers. We also continue to pursue new customers and acquisition opportunities to expand our end market penetration, to diversify our end market mix, and to enhance and add new technologies and capabilities to our offerings.

Gross profit:

The following table is a breakdown of gross profit and gross margin (gross profit as a percentage of total revenue) for the periods indicated:

	Three months ended September 30		Nine months ended September 30
	2014	2015	2014	2015
Gross profit (in millions)	$105.6	$101.1	$300.9	$289.8
Gross margin	7.4%	7.2%	7.2%	7.0%

Compared to the same periods in 2014, gross profit decreased 4% in each of the third quarter and first nine months of 2015, primarily due to lower overall revenue levels in such periods in 2015, which more than offset the margin improvements in our semiconductor business in such periods. The decrease in gross profit in the third quarter of 2015 in comparison to the same period in 2014 was also impacted by the cost of ramping our solar programs in Asia in the third quarter of 2015, as well as a net credit of $2.5 million we recorded for warranty provisions in the third quarter of 2014.

In general, in addition to fluctuations in revenue, multiple factors cause gross margin to fluctuate including, among others: volume and mix of products or services; higher/lower revenue concentration in lower gross margin products and end markets; pricing pressures; contract terms and conditions; production efficiencies; utilization of manufacturing capacity; changing material and labor costs, including variable labor costs associated with direct manufacturing employees; manufacturing and transportation costs; start-up and ramp-up activities; new product introductions; disruption in production at individual sites, including as a result of program transfers; cost structures at individual sites; foreign exchange volatility; and the availability of components and materials.

Our gross profit and SG&A (discussed below) are also impacted by the level of variable compensation expense we record in each period. Variable compensation expense includes expense related to our team incentive plans available to eligible employees, sales incentive plans and stock-based compensation, such as stock options, performance share units (PSUs) and restricted share units (RSUs). See “Stock-based compensation” below. The amount of variable compensation expense related to performance-based compensation varies each period depending on the level of achievement of pre-determined performance goals and financial targets.

Selling, general and administrative expenses:

SG&A for the third quarter of 2015 was $50.2 million (3.6% of total revenue), and increased 3% compared to $48.8 million (3.4% of total revenue) for the third quarter of 2014, primarily due to higher stock-based compensation expense (discussed below). SG&A for the first nine months of 2015 of $155.7 million (3.8% of total revenue) decreased slightly compared to $157.4 million (3.7% of total revenue) for the same period in 2014, primarily due to overall spending reductions in the first nine months of 2015, which more than offset the higher stock-based compensation expense in the same period (discussed below).

Stock-based compensation:

Our employee stock-based compensation expense, which excludes DSU expense, varies each period, and includes mark-to-market adjustments for any awards we settle in cash and any plan amendments. The portion of our expense that relates to performance-based compensation generally varies depending on our level of achievement of pre-determined performance goals and financial targets. See the table in the section captioned “Non-IFRS Measures” below for the respective amounts of employee stock-based compensation expense recorded in each of cost of sales and SG&A for the third quarter and first nine months of 2015 and 2014.

	Three months ended September 30		Nine months ended September 30
	2014	2015	2014	2015
Employee stock-based compensation (in millions)	$5.2	$8.2	$22.5	$26.8

Compared to the same periods in 2014, our employee stock-based compensation expense for the third quarter and first nine months of 2015 increased $3.0 million and $4.3 million, respectively, primarily due to expense reversals we recorded in the third quarter of 2014 with respect to forfeited awards for terminated employees (which impacted SG&A above), as well as the accelerated expense we recorded in the third quarter of 2015 for awards granted to employees eligible for retirement.

Management currently intends to settle all outstanding share unit awards with subordinate voting shares purchased in the open market by a trustee or by issuing subordinate voting shares from treasury and as a result, we have accounted for these share unit awards as equity-settled awards. See “Cash requirements” below.

In the third quarter and first nine months of 2015, we also recorded in SG&A a DSU expense of $0.5 million and $1.5 million, respectively (third quarter and first nine months of 2014 — $0.4 million and $1.4 million, respectively).

Other charges (recoveries):

We have recorded the following restructuring charges for the periods indicated (in millions):

	Three months ended September 30		Nine months ended September 30
	2014	2015	2014	2015
Restructuring charges (recoveries)	$(0.3)	$12.0	$—	$21.8

During the second and third quarters of 2015, we implemented certain restructuring actions as a result of a review of our overall operational efficiency and cost structure. In connection with these actions, during the third quarter and first nine months of 2015, we recorded restructuring charges of $12.0 million and $21.8 million, respectively, to consolidate certain of our sites and reduce our workforce. During the third quarter of 2015, we recorded restructuring charges of $12.0 million, primarily for employee termination costs in certain under-utilized manufacturing sites in higher cost locations. For the first nine months of 2015, we recorded cash charges of $17.8 million, primarily employee termination costs and non-cash charges of $4.0 million, primarily to write down certain equipment to recoverable amounts. The year-to-date charges include costs associated with the consolidation of two of our semiconductor sites into a single location during the second quarter of 2015.  In an effort to reduce the cost structure and improve the margin performance of that business, our actions resulted in a reduction in the related workforce and a write down of certain equipment. The remainder of our restructuring actions for the nine months ended September 30, 2015 consisted primarily of employee headcount reductions we implemented in various geographies. Our restructuring provision at September 30, 2015 was $13.5 million (December 31, 2014 — $1.9 million) comprised primarily of employee termination costs. All cash outlays have been, and the balance is expected to be, funded with cash on hand.

We perform ongoing evaluations of our operational efficiency and cost structure, and will implement future restructuring actions throughout our global network as we deem necessary to further streamline our business and improve margin performance. In addition, we may also propose future restructuring actions or divestitures as a result of changes in our business, the marketplace and/or our exit from less profitable, under-performing, non-core or non-strategic operations. An increase in the frequency of customers transferring business to our EMS competitors, changes in the volumes they outsource, pricing pressures, or requests to transfer their programs among our sites or to lower-cost locations, may also result in our taking future restructuring actions. We may incur higher operating expenses during periods of transitioning programs within our network or to our competitors.

In August 2014, we liquidated the asset portfolio for the defined benefit component of the pension plan for certain Canadian employees, following which substantially all of the proceeds were used to purchase annuities from insurance companies for those participants. The purchase of the annuities resulted in the insurance companies assuming responsibility for payment of the defined benefit pension benefits under the plan, and the employer substantially eliminating financial risk in respect of these obligations. We re-measured the pension assets and liabilities immediately before the purchase of the annuities, and recorded a net re-measurement actuarial gain of $2.3 million in other comprehensive income during the third quarter of 2014 that was subsequently reclassified to deficit. The purchase of the annuities also resulted in a non-cash settlement loss of $6.4 million which we recorded during the third quarter of 2014 in other charges on the consolidated statement of operations. For accounting purposes, on a gross-basis, we reduced the value of our pension assets by $149.8 million, and the value of our pension liabilities by $143.4 million as of the date of the annuity purchase.

In the first nine months of 2014, we recorded net recoveries of $6.7 million, consisting primarily of the recoveries of damages we received in connection with the settlement of class action lawsuits in which we were a plaintiff, relating to certain purchases we made in prior periods.

Income taxes:

We had a net income tax expense of $18.4 million on earnings before tax of $29.3 million for the third quarter of 2015, compared to a net income tax expense of $7.8 million on earnings before tax of $42.2 million for the third quarter of 2014. For the first nine months of 2015, we had a net income tax expense of $30.5 million on earnings before tax of $85.3 million, compared to a net income tax expense of $6.3 million on earnings before tax of $118.9 million for the first nine months of 2014.

Current income taxes for the third quarter and first nine months of 2015 consisted primarily of tax expense recorded in jurisdictions with current taxes payable. Deferred income taxes for the third quarter and first nine months of 2015 consisted primarily of net deferred income tax for changes in temporary differences in various jurisdictions. Our income tax expense of $18.4 million in the third quarter of 2015 and $30.5 million for the first nine months of 2015 was negatively impacted by taxable foreign exchange impacts arising from the weakening of the Malaysian ringgit and Chinese renminbi relative to the U.S. dollar (our functional currency), which resulted in an income tax expense of $12.3 million and $13.6 million for the third quarter and first nine months of 2015, respectively. Our functional and reporting currency is the U.S. dollar; however, our income tax expense is computed based on taxable income determined in the currency of the country of origin. As a result, foreign currency translation differences impact our income tax expense from period to period. Of the $12.3 million income tax expense attributable to taxable foreign exchange impacts in the third quarter of 2015, $6.5 million were deferred tax costs related to the revaluation of non-monetary balances (primarily capital assets and inventory on-hand) from historical average exchange rates to the current period-end exchange rates, while the remaining $5.8 million were primarily cash costs resulting from increased local currency taxable profits that arose as a result of translating our U.S. dollar functional currency results to local currency for Chinese and Malaysian tax reporting purposes.

Current income taxes for the third quarter and first nine months of 2014 consisted primarily of tax expense recorded in jurisdictions with current taxes payable. Current income taxes for the first nine months of 2014 also included the income tax benefit of $14.1 million relating to the recognition of previously unrecognized tax incentives in Malaysia (discussed below) in the first quarter of 2014. Deferred income taxes for the third quarter and first nine months of 2014 consisted primarily of net deferred income taxes for changes in temporary differences in various jurisdictions.

We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate can vary significantly from period to period for various reasons, including the mix and volume of business in lower tax jurisdictions in Europe and Asia, and in jurisdictions with tax holidays and tax incentives that have been negotiated with the respective tax authorities which expire between 2015 and 2027 (see discussion below). Our effective tax rate can also vary as a result of restructuring charges, foreign exchange fluctuations, operating losses, certain tax exposures, the time period in which losses may be used under tax laws and whether management believes it is probable that future taxable profit will be available to allow us to recognize deferred income tax assets.

Certain countries in which we do business negotiate tax incentives to attract and retain our business. Our taxes could increase significantly if certain tax incentives from which we benefit are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, or if they are not renewed or replaced upon expiration. Our tax expense could also increase if tax rates applicable to us in such jurisdictions are otherwise increased, or due to changes in legislation or administrative practices. Changes in our outlook in any particular country could impact our ability to meet the required conditions.

Our Malaysian income tax incentives expired as of the end of 2014, including the incentive discussed below. If we are unable to obtain new Malaysian income tax incentives for the periods effective as of January 1, 2015 (which continue to be negotiated), our Malaysian income tax expense may be significantly higher commencing January 1, 2015. Had we not been entitled to the Malaysian tax incentives in 2014, we estimate that our consolidated tax expense would have increased by approximately $5 million for such year. While negotiations for Malaysian incentives are ongoing, our preliminary expectations are that we will be granted new pioneer incentives for only limited portions of our Malaysian business. As we continue to negotiate our incentives with Malaysian authorities, including the activities covered, exemption levels, and incentive conditions or commitments, we are currently unable to quantify the expected benefits of the anticipated incentives.

During the third quarter of 2015, one of our Thailand income tax incentives, which had allowed for a 100% tax exemption, expired. The profit related to this incentive is still eligible for a 50% tax exemption and the impact to our Thailand tax expense is not significant as most of our taxable profit continues to be eligible for a 100% tax exemption.

During the first quarter of 2014, Malaysian investment authorities approved our request to revise certain required conditions related to income tax incentives for one of our Malaysian subsidiaries. The benefits of these tax incentives were not previously recognized, as prior to this revision we had not anticipated meeting the required conditions. As a result of this approval, we recognized an income tax benefit of $14.1 million in the first quarter of 2014 relating to years 2010 through 2013.

In certain jurisdictions, primarily in the Americas and Europe, we currently have significant net operating losses and other deductible temporary differences, which we expect will be used to reduce taxable income in these jurisdictions in future periods.

We develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. We are subject to tax audits globally by various tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. Any such increase in our income tax expense and related interest and/or penalties could have a significant impact on our future earnings and future cash flows.

Certain of our subsidiaries provide financing, or products and services to, and may from time-to-time undertake certain significant transactions with other subsidiaries in different jurisdictions. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s-length pricing principles, and that contemporaneous documentation must exist to support such pricing.

Tax authorities in Canada have taken the position that income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions, and have imposed limitations on benefits associated with favorable adjustments arising from inter-company transactions and other adjustments. We have appealed this decision with the Canadian tax authorities and have sought assistance from the relevant Competent Authorities in resolving the transfer pricing matter under relevant treaty principles. We could be required to provide security up to an estimated maximum range of $20 million to $25 million Canadian dollars (approximately $15 million to $19 million at period-end exchange rates) in the form of letters of credit to the tax authorities in connection with the transfer pricing appeal; however, we do not believe that such security will be required. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges associated with the proposed limitations of the favorable adjustments could be approximately $41 million Canadian dollars (approximately $31 million at period-end exchange rates).

Canadian tax authorities have taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges could be approximately $33 million Canadian dollars (approximately $25 million at period-end exchange rates). We have appealed this decision with the Canadian tax authorities and have provided the requisite security to the tax authorities, including a letter of credit in January 2014 of $5 million Canadian dollars (approximately $4 million at period-end exchange rates), in addition to amounts previously on account, in order to proceed with the appeal. We believe that our asserted position is appropriate and would be sustained upon full examination by the tax authorities and, if necessary, upon consideration by the judicial courts. Our position is supported by our Canadian legal tax advisors.

In the first quarter of 2015, we de-recognized the future benefit of certain Brazilian tax losses, which were previously recognized on the basis that these tax losses could be fully utilized to offset unrealized foreign exchange gains on inter-company debts that would become realized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. Due to the weakening of the Brazilian real against the U.S. dollar, the unrealized foreign exchange gains had diminished to the point where the tax cost to settle such inter-company debt was significantly reduced. Accordingly, our Brazilian inter-company debts were settled on April 7, 2015 triggering a tax liability of $1 million and the relevant tax costs related to the foreign exchange gains have been accrued as at September 30, 2015.

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in our owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings. If these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts currently accrued.

Acquisitions:

We may, at any time, be engaged in ongoing discussions with respect to possible acquisitions that could expand our service offerings, increase our penetration in various industries, establish strategic relationships with new or existing customers and/or enhance our global supply chain network. In order to enhance our competitiveness and expand our revenue base or the services we offer our customers, we may also look to grow our services or capabilities beyond our traditional areas of EMS expertise. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any such agreement would be. There can also be no assurance that an acquisition will be successfully integrated or will generate the returns we expect.

Liquidity and Capital Resources

Liquidity

The following tables show key liquidity metrics for the periods indicated (in millions):

	December 31	September 30
	2014	2015
Cash and cash equivalents	$565.0	$495.7

	Three months ended September 30		Nine months ended September 30
	2014	2015	2014	2015
Cash provided by operating activities	$103.1	$24.8	$163.5	$104.3
Cash used in investing activities	(9.6)	(9.9)	(44.1)	(61.7)
Cash used in financing activities	(34.4)	(16.0)	(85.5)	(111.9)

Changes in non-cash working capital items (included with operating activities above):
A/R	$50.4	$26.1	$(36.3)	$49.8
Inventories	6.7	(30.6)	42.0	(129.7)
Other current assets	1.6	41.0	5.0	40.7
A/P, accrued and other current liabilities and provisions	(24.8)	(63.1)	(15.9)	(5.3)
Working capital changes	$33.9	$(26.6)	$(5.2)	$(44.5)

Cash provided by operating activities:

In the third quarter of 2015, we generated $24.8 million in cash from operating activities compared to $103.1 million in the third quarter of 2014. This decrease in cash provided by operating activities was primarily due to higher working capital requirements in the third quarter of 2015, reflecting higher levels in inventory and lower levels in A/P, accrued and other current liabilities and provisions, as well as lower net earnings for the third quarter of 2015 compared to the same period in 2014.

For the first nine months of 2015, we generated $104.3 million in cash from operating activities compared to $163.5 million in the same period in 2014. The decrease was primarily due to higher working capital requirements in the first nine months of 2015 compared to the same period in 2014, primarily to support our new aerospace and defense program and solar operation expansion to Asia (discussed above).

Our non-IFRS free cash flow for the third quarter and first nine months of 2015 decreased $79.9 million and $80.2 million, respectively, compared to the same periods in 2014, primarily due to a decline in cash provided by operating activities in the third quarter of 2015 (discussed above). See the section captioned “Non-IFRS Measures” below for a discussion of, among other items, the definition and components of non-IFRS free cash flow, as well as a reconciliation of this measure to cash provided by operating activities measured under IFRS.

Cash used in investing activities:

Our capital expenditures for the third quarter and first nine months of 2015 were $15.6 million and $46.8 million, respectively (third quarter and first nine months of 2014 — $9.7 million and $44.7 million, respectively). The capital expenditures were incurred primarily to enhance our manufacturing capabilities in various geographies and to support new customer programs. We funded these capital expenditures from cash on hand. From time-to-time, we receive cash proceeds from the sale of surplus equipment and property.

In March 2015, we entered into a supply agreement with an Asian-based solar cell supplier that includes a commitment by us to provide cash advances of up to $36 million to help finance this supplier’s expansion of its manufacturing operations into Malaysia. This agreement has an initial term of three and a half years, subject to automatic renewal for successive one-year terms unless either party provides a notice of intent not to renew. We believe that these types of advances are typical for the solar industry. As of September 30, 2015, we have advanced $28.3 million of this amount ($7.3 million in the third quarter of 2015), which we have recorded in other current assets and other non-current assets on our balance sheet as of September 30, 2015. The remaining committed cash amounts are scheduled to be advanced to this supplier during the fourth quarter of 2015. We expect to fully recover all such cash advances from this supplier through quarterly repayment installments starting in the fourth quarter of 2015, and continuing through the end of 2017.

In July 2015, we received a cash deposit of $11.2 million related to the anticipated sale of our real property in Toronto. The deposit is non-refundable, except in limited circumstances. (see “Overview — Toronto Real Property Transaction” above).

Cash used in financing activities:

During the second quarter of 2015, we amended our credit facility to extend its maturity to May 2020, and to add a non-revolving $250.0 term loan (Term Loan) to the facility, in order to fund a portion of our share repurchases under the SIB. We repurchased and cancelled approximately 26.3 million subordinate voting shares for $350.0 million pursuant to the SIB during the second quarter of 2015, which we funded with the $250.0 million Term Loan, $75.0 million of cash and $25.0 million drawn on the revolving portion of our amended credit facility (the Revolving Facility). Details of the SIB are described in “Summary of Q3 2015” above and note 9 to our September 30, 2015 unaudited interim condensed consolidated financial statements. During the third quarter of 2015, we made a principal repayment of $6.2 million under the Term Loan. At September 30, 2015, we had an aggregate of $268.8 million outstanding under our credit facility, consisting of $243.8 million outstanding under the Term Loan and $25.0 million outstanding under the Revolving Facility. During the third quarter of 2015, we paid finance costs of $2.1 million. During the first nine months of 2015, we paid finance costs of $5.4 million, including $1.9 million of debt issuance costs in connection with the amendment of the credit facility.

In addition to the completion of the SIB (discussed above), we paid $19.8 million (including transaction fees) during the first quarter of 2015 to repurchase and cancel 1.7 million subordinate voting shares under our 2014 NCIB at a weighted average price of $11.66 per share. No repurchases were made in the second or third quarters of 2015 under the 2014 NCIB prior to its expiry in September 2015.

During the third quarter of 2014, we paid $7.4 million (including transaction fees) to repurchase and cancel 0.7 million subordinate voting shares under the 2014 NCIB at a weighted average price of $10.56 per share.

During the third quarter of 2014, pursuant to our previous NCIB that was completed in August 2014 (the 2013 NCIB), we paid $3.4 million (including transaction fees) to repurchase and cancel 0.3 million subordinate voting shares at a weighted average price of $10.70 per share. During the first nine months of 2014, pursuant to the 2013 NCIB, we paid $59.6 million (including transaction fees) to repurchase and cancel a total of 5.5 million subordinate voting shares at a weighted average price of $10.82 per share, including 4.0 million subordinate voting shares we repurchased under two PSRs, for which we funded $27.1 million and $17.0 million in the first and second quarters of 2014, respectively.

During the third quarter of 2015, we paid $8.2 million (including transaction fees) for the trustee’s purchase of 0.7 million subordinate voting shares in the open market (outside of any NCIB period) for our stock-based compensation plans (third quarter of 2014 — $23.9 million paid to purchase 2.2 million subordinate voting shares).

We are required to make quarterly payments under a finance lease agreement commencing in January 2016 (see “Cash requirements” below). These payments will also reduce our non-IFRS free cash flow during the 5-year lease term.

Cash requirements:

We maintain a revolving credit facility, uncommitted bank overdraft facilities, and an A/R sales program to provide short-term liquidity and to have funds available for working capital and other investments to support our strategic priorities. Our working capital requirements can vary significantly from month-to-month due to a range of business factors, including the ramping of new programs, timing of purchases, higher levels of inventory for new programs and anticipated customer demand, timing of payments and A/R collections, and customer forecasting variations. The international scope of our operations may also create working capital requirements in certain countries while other countries generate cash in excess of working capital needs. Moving cash between countries on a short-term basis to fund working capital is not always expedient due to local currency regulations, tax considerations, and other factors. To meet our working capital requirements and to provide short-term liquidity, we may draw on our revolving credit facility or sell A/R through our A/R sales program. The timing and the amounts we borrow or repay under these facilities can vary significantly from month-to-month depending upon our cash requirements. In addition, since our accounts receivable sales program is on an uncommitted basis, there can be no assurance that any participant bank will purchase the accounts receivable we wish to sell to them under this program. See “Capital Resources” below.

We had $495.7 million in cash and cash equivalents at September 30, 2015 (December 31, 2014 — $565.0 million).

We believe that using the Term Loan was a more cost-effective method of financing a portion of the SIB than pursuing the use of the accordion feature of our revolving credit facility to increase its maximum limit, as the principal repayments under the Term Loan do not subject us to unused line fees. We intend to repay all indebtedness incurred in connection with the SIB with cash generated from operations, and do not believe that either such indebtedness, or the aggregate costs of the SIB, will have a material adverse impact on our liquidity, our results of operations or financial condition. We are required to make quarterly principal payments on the Term Loan of approximately $6 million. We anticipate that interest on the Term Loan, based on current interest rates, will be approximately $2 million per quarter. Any increase in prevailing interest rates or margins could cause this amount to increase. See “Capital Resources — Financial risks — Interest rate risk”. We believe that cash flow from operating activities, together with cash on hand, remaining availability under our Revolving Facility and intra-day and overnight bank overdraft facilities, and cash from the sale of A/R, will be sufficient to fund our currently anticipated working capital needs and planned capital spending (including the commitments described elsewhere herein).

We may issue debt, convertible debt or equity securities in the future to fund operations or make acquisitions. Equity or convertible debt securities could dilute current shareholders’ positions; debt or convertible debt securities could have rights and privileges senior to those of equity holders and the terms of these debt securities could impose restrictions on our operations. The pricing of any such securities would be subject to market conditions at the time of issuance.

As at September 30, 2015, a significant portion of our cash and cash equivalents was held by foreign subsidiaries outside of Canada. Although substantially all of the cash and cash equivalents held outside of Canada can be repatriated, a significant portion may be subject to withholding taxes under current tax laws. While some of our subsidiaries are subject to local governmental restrictions on the flow of capital into and out of their jurisdictions (including in the form of cash dividends, loans or advances to us), these restrictions have not had a material impact on our ability to meet our cash obligations. We have not recognized deferred tax liabilities for cash and cash equivalents held by certain subsidiaries related to unremitted earnings that are considered indefinitely reinvested outside of Canada and that we do not intend to repatriate in the foreseeable future.

Our capital spending varies each period based on the timing of new business wins and forecasted sales levels. Based on our current operating plans, we anticipate capital spending for 2015 to be approximately 1.0% to 1.5% of revenue, and expect to fund these expenditures from cash on hand and through the financing agreements below.

We have entered into financing agreements for the lease of machinery and equipment. For leases where the risks and rewards of ownership have substantially transferred to us, we capitalize the leased asset and record a corresponding liability on our consolidated balance sheet. In relation to our global solar expansion plan described in “Overview” above, we entered into a five-year agreement in April 2015 to lease manufacturing equipment valued at up to $20.0 million to be used in our solar operations in Asia. In connection with this agreement, as of September 30, 2015, we have recorded leased assets and lease obligations of $17.1 million for equipment received through such date. We anticipate receiving the remainder of the equipment in the fourth quarter of 2015. This lease agreement requires quarterly principal and interest payments commencing in the first quarter of 2016.

Customer or program transfers between EMS providers are part of the competitive nature of our industry. From time-to-time, we make commitments to purchase assets, primarily inventory, or fund certain costs, as part of transitioning programs from a customer or a competitor. In April 2015, one of our aerospace and defense customers outsourced certain of its operations to us. We manage the manufacturing and repair operations for certain product lines of this customer from its site in Ontario, Canada. As part of the agreement, we assumed the workforce assigned to these operations and purchased $27.6 million of inventory. We believe this arrangement further strengthened our business relationship with this customer and will have a beneficial impact on the financial performance of our diversified end market.

In March 2015, we entered into a supply agreement with an Asian-based solar cell supplier which includes a commitment by us to provide cash advances of up to $36.0 million to help finance the supplier’s expansion of its manufacturing operations into Malaysia. This agreement has an initial term of three and a half years, subject to automatic renewal for successive one-year terms unless either party provides a notice of intent not to renew. In the second and third quarters of 2015, we paid $21.0 million and $7.3 million, respectively, of such cash advances, which negatively impacted our non-IFRS free cash flow in such periods. The remaining advances are scheduled to be paid during the fourth quarter of 2015. We expect to fully recover these advances by the end of 2017.

On July 23, 2015, we entered into the Property Sale Agreement to sell our real property located in Toronto, Ontario, which includes the site of our corporate headquarters and our Toronto manufacturing operations. Subject to completion of the transaction, the purchase price is approximately $137 million Canadian dollars ($102.0 million at period-end exchange rates), exclusive of applicable taxes and subject to certain adjustments. Upon execution of the Property Sale Agreement, the Property Purchaser paid us a cash deposit of $15.0 million Canadian dollars ($11.2 million at period-end exchange rates), which is non-refundable except in limited circumstances. Upon closing, which is subject to various conditions, including municipal approvals and is currently anticipated to occur within approximately two years, the Property Purchaser is to pay us an additional $53.5 million Canadian dollars in cash ($39.8 million at period-end exchange rates). The balance of the purchase price is to be satisfied upon closing by an interest-free, first-ranking mortgage in the amount of $68.5 million Canadian dollars ($51.0 million at period-end exchange rates) to be registered on title to the property and having a term of two years from the closing date. There can be no assurance that the transaction will be completed within two years, or at all. As part of the transaction, we have agreed, upon closing, to enter into an interim lease for our existing corporate head office and manufacturing premises on a portion of the real estate for an initial two-year term on a rent-free basis (subject to certain payments including taxes and utilities), to be followed by a longer-term lease for our new corporate headquarters on commercially reasonable arm’s-length terms. Should the transaction close, we expect to be able to find a replacement site on commercially acceptable terms for our Toronto manufacturing operations, but there can be no assurance that this will be the case. Should the transaction close, we would expect to incur significant transition costs to transfer the manufacturing operations to an alternate location and to prepare and customize the new facility to meet our manufacturing needs. The costs, timing, and execution of this relocation could have a material adverse impact on our business, our operating results and our financial position. See “Overview — Recent developments” above.

We have granted share unit awards to employees under our stock-based compensation plans. Under one such plan, we have the option to satisfy the delivery of shares upon vesting of the awards by purchasing subordinate voting shares in the open market or by settling in cash, although we currently expect to satisfy these awards with subordinate voting shares purchased in the open market. The timing of these purchases can vary from period to period. Under our other stock-based compensation plan, we may (at the time of grant) authorize the grantee to elect to settle awards in either cash or subordinate voting shares. Absent such permitted election, grants will be settled in subordinate voting shares, which may be purchased in the open market or issued from treasury, subject to certain limits.

We have funded our share repurchases under our NCIBs from cash on hand.

We provide routine indemnifications, the terms of which range in duration and often are not explicitly defined. These may include indemnifications against third-party intellectual property infringement claims and certain third-party negligence claims for property damage. We have also provided indemnifications in connection with the sale of certain businesses and real property. The maximum potential liability from these indemnifications cannot be reasonably estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

Litigation and contingencies:

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexico operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. On October 14, 2010, the District Court granted the defendants’ motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of their claims against us and our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court’s dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. The discovery phase of the case has been completed. Defendants moved for summary judgment dismissing the case in its entirety, and plaintiffs moved for class certification and for partial summary judgment on certain elements of their claims. In an order dated February 21, 2014, the District Court denied plaintiffs’ motion for class certification because they sought to include in their proposed class persons who purchased Celestica stock in Canada. Plaintiffs renewed their motion for class certification on April 23, 2014, removing Canadian stock purchasers from their proposed class in accordance with the District Court’s February 21 order. Defendants opposed plaintiffs’ renewed motion on May 5, 2014 on the grounds that the plaintiffs are not adequate class representatives. On August 20, 2014, the District Court denied our motion for summary judgment. The District Court also denied the majority of plaintiffs’ motion for partial summary judgment, but granted plaintiffs’ motion on market efficiency. The District Court also granted plaintiffs’ renewed class certification motion and certified plaintiffs’ revised class. On February 24, 2015, the parties reached an agreement in principle to settle the U.S. case, which was subsequently formalized in a Stipulation and Agreement of Settlement dated April 17, 2015. On April 17, 2015, the plaintiffs submitted the settlement to the District Court seeking preliminary approval of the settlement and of the form of notice to be issued to class members. On May 6, 2015, the District Court preliminarily approved the settlement as fair, reasonable and adequate, and directed the issuance of notice to class members. On July 28, 2015, the District Court held a settlement approval hearing at which it granted final approval to the settlement.  The time for any person to appeal from the District Court’s order approving the settlement has expired without any such appeal having been filed.  The settlement payment to the plaintiffs was paid by our liability insurance carriers.

Parallel class proceedings remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. These proceedings are not affected by the settlement discussed above. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants’ motion to strike, but dismissed the defendants’ limitation period argument. The defendants’ appeal of the limitation period issue was dismissed on February 3, 2014 when the Court of Appeal for Ontario overturned its own prior decision on the limitation period issue. On August 7, 2014, the defendants were granted leave to appeal the decision to the Supreme Court of Canada, together with two other cases that deal with the limitation period issue. The Supreme Court of Canada heard the appeal on February 9, 2015, and the decision is under reserve. A possible outcome of the Supreme Court appeal would be that the Canadian case is dismissed in its entirety. In a decision dated February 19, 2014, the Ontario Superior Court of Justice granted the plaintiffs leave to proceed with a statutory claim under the Ontario Securities Act and certified the action as a class proceeding on the claim that the defendants made misrepresentations regarding the 2005 restructuring. The court denied the plaintiffs leave and certification on the claims that the defendants did not properly report Celestica’s inventory and revenue and that Celestica’s financial statements did not comply with Canadian GAAP. The court also denied certification of the plaintiffs’ common law claims. The action is at the discovery stage and, depending on the outcome of the Supreme Court appeal, the discoveries may resume. There have been some settlement discussions among the parties to the Canadian proceedings. However, there can be no assurance that such discussions will lead to a settlement, or that any settlements or other dispositions of the Canadian lawsuit will not be in excess of amounts covered by our liability insurance policies. If the Supreme Court appeal does not result in a dismissal of the Canadian action and/or settlement on terms acceptable to us is not reached, we intend to continue to vigorously defend the lawsuit. We believe the allegations in the claim are without merit. However, there can be no assurance that the outcome of the lawsuit will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claim. As the matter is ongoing, we cannot predict its duration or the resources required.

See “Income Taxes” above for a description of certain tax audits and positions, and contingencies associated therewith.

Capital Resources

Our main objectives in managing our capital resources are to ensure liquidity and to have funds available for working capital or other investments required to grow our business. Our capital resources consist of cash, short-term investments, access to a revolving credit facility, intraday and overnight bank overdraft facilities, an A/R sales program and capital stock. We regularly review our borrowing capacity and make adjustments, as available, for changes in economic conditions and changes in our requirements.

At September 30, 2015, we had cash and cash equivalents of $495.7 million (December 31, 2014 — $565.0 million), of which approximately 87% was cash and 13% consisted of cash equivalents. The majority of our cash and cash equivalents was denominated in U.S. dollars, and the remainder was held primarily in Euros and Chinese renminbi. Our current portfolio consists of bank deposits and certain money market funds that primarily hold U.S. government securities. A default by the U.S. government on such securities could have a material adverse effect on our results of operations and financial condition. See “Liquidity — Cash requirements” above for a discussion of the capital resources we used to fund the SIB.

The majority of our cash and cash equivalents is held with financial institutions each of which had at September 30, 2015 a Standard and Poor’s short-term rating of A-1 or above. Our cash and cash equivalents are subject to intra-quarter swings, generally related to the timing of A/R collections, inventory purchases and payments, and other capital uses.

In the second quarter of 2015, we amended our $300.0 million revolving credit facility to add the $250.0 million non-revolving Term Loan to fund a portion of our share repurchases under the SIB. The revolving portion of the credit facility has an accordion feature that allows us to increase the $300.0 million limit by an additional $150.0 million on an uncommitted basis upon satisfaction of certain terms and conditions. The Revolving Facility also includes a $25.0 million swing line, subject to the overall credit limit, that provides for short-term borrowings up to a maximum of seven days. The credit facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes, including acquisitions. Borrowings under the Revolving Facility bear interest for the period of the draw at various base rates selected by us consisting of LIBOR, Prime, Base Rate Canada, and Base Rate (each as defined in the amended credit agreement), plus a margin. The margin for borrowings under the Revolving Facility ranges from 0.6% to 1.4% (except in the case of the LIBOR base rate, in which case, the margin ranges from 1.6% to 2.4%), based on a specified financial ratio based on indebtedness. The Term Loan bears interest at LIBOR plus a margin ranging from 2.0% to 3.0% based on the same financial ratio. The Term Loan requires quarterly principal repayments of approximately $6 million, with the remainder due at maturity. Prepayments on the Term Loan are also required in specified circumstances. Repaid amounts on the Term Loan may not be re-borrowed. We incurred $1.6 million and $2.2 million in interest expense under this facility in the third quarter and first nine months of 2015, respectively.

We are required to comply with certain restrictive covenants in respect of the credit facility, including those relating to the incurrence of senior ranking indebtedness, the sale of assets, a change of control, and certain financial covenants related to indebtedness and interest coverage. Certain of our assets are pledged as security for borrowings under this facility. If an event of default occurs and is continuing, the administrative agent may declare all advances on the facility to be immediately due and payable and may cancel the lenders commitments to make further advances thereunder. At September 30, 2015, there was $268.8 million outstanding under this facility (December 31, 2014 — no amounts outstanding), and we were in compliance with all applicable restrictive and financial covenants thereunder. The amended facility is scheduled to mature in May 2020.

At September 30, 2015, we had $28.1 million (December 31, 2014 — $28.5 million) outstanding in letters of credit under the Revolving Facility. We also arrange letters of credit and surety bonds outside of the Revolving Facility. At September 30, 2015, we had $8.2 million (December 31, 2014 — $10.0 million) of such letters of credit and surety bonds outstanding.

At September 30, 2015, we had $246.9 million available under the Revolving Facility for future borrowings. We also have a total of $70.0 million of uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at September 30, 2015 or December 31, 2014.

We have an accounts receivable sales agreement to sell up to $250.0 million at any one time in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to three third-party banks. Each of these banks had a Standard and Poor’s short-term rating of A-2 or above and a long-term rating of BBB+ or above at September 30, 2015. The term of this agreement has been annually extended for additional one-year periods in recent years (and is currently extendable to November 2016 under specified circumstances), but may be terminated earlier as provided in the agreement. At September 30, 2015, we had sold $50.0 million (December 31, 2014 — $50.0 million) of A/R under this facility. As our A/R sales program is on an uncommitted basis, there can be no assurance that any of the banks will purchase the A/R we intend to sell to them under this program.

The timing and the amounts we borrow and repay under our revolving credit and overdraft facilities, or sell under our A/R sales program, can vary significantly from month-to-month depending upon our working capital and other cash requirements.

Standard and Poor’s assigns a corporate credit rating to Celestica. This rating is not a recommendation to buy, sell or hold securities, inasmuch as it does not comment as to market price or suitability for a particular investor. This rating may be subject to revision or withdrawal at any time by the rating organization. At September 30, 2015, our Standard and Poor’s corporate credit rating was BB, with a stable outlook. A reduction in our credit rating or change in outlook could adversely impact our future cost of borrowing.

Our strategy on capital risk management has not changed significantly since the end of 2014. Other than the restrictive and financial covenants associated with our credit facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

Financial instruments:

Our short-term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short-term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including bank deposits and certain money market funds that primarily hold U.S. government securities.

The majority of our cash balances are held in U.S. dollars. We price the majority of our products in U.S. dollars and the majority of our materials costs are also denominated in U.S. dollars. However, a significant portion of our non-materials costs

(including payroll, pensions, site costs and costs of locally sourced supplies and inventory) are denominated in various other currencies. As a result, we may experience foreign exchange gains or losses on translation or transactions due to currency fluctuations.

We have a foreign exchange risk management policy in place to govern our hedging activities. We do not enter into speculative trades. Our current hedging activity is designed to reduce the variability of our foreign currency costs where we have local manufacturing operations. We enter into forward exchange contracts to hedge against our cash flows and significant balance sheet exposures in certain foreign currencies. Balance sheet hedges are based on our forecasts of the future position of net monetary assets or liabilities denominated in foreign currencies and, therefore, may not mitigate the full impact of any translation impacts in the future. There can be no assurance that our hedging transactions will be successful in mitigating our foreign exchange risk.

At September 30, 2015, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars (in millions)	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss) (in millions)
Canadian dollar	$284.6	$0.79	15	$(16.0)
Thai baht	109.7	0.03	12	(9.2)
Malaysian ringgit	58.9	0.27	12	(10.6)
Mexican peso	24.2	0.06	15	(2.1)
British pound	127.8	1.54	4	2.2
Chinese renminbi	76.3	0.16	12	(0.6)
Euro	49.2	1.12	12	(0.1)
Romanian leu	14.8	0.26	12	(0.1)
Singapore dollar	21.5	0.74	12	(1.1)
Other	4.8		4	(0.2)
Total	$771.8			$(37.8)

These contracts, which generally extend for periods of up to 15 months, will expire by the end of 2016. The fair value of the outstanding contracts at September 30, 2015 was a net unrealized loss of $37.8 million (December 31, 2014 — net unrealized loss of $15.0 million). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

Financial risks:

We are exposed to a variety of risks associated with financial instruments and otherwise.

Currency risk: Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our cash receipts, cash payments and balance sheet exposures denominated in various currencies. The majority of our currency risk is driven by the operational costs, including income tax expense, incurred in local currencies by our subsidiaries. Although our functional currency is the U.S. dollar, currency risk on our income tax expense arises as we are generally required to file our tax returns in the local currency for each particular country in which we have operations. We attempt to mitigate currency risk through a hedging program using forecasts of our anticipated future cash flows and balance sheet exposures denominated in foreign currencies. We do not use derivative financial instruments for speculative purposes. While our hedging program is designed to mitigate currency risk vis-à-vis the U.S. dollar, we remain subject to taxable foreign exchange impacts in our translated local currency financial results relevant for tax reporting purposes.

Interest rate risk: Borrowings under our credit facility bear interest at specified rates, plus specified margins (as described above). Our borrowings under this facility, which at September 30, 2015 totalled $268.8 million, expose us to interest rate risk due to potential increases to the specified rates and margins.

Credit risk: Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance is low. To mitigate the risk of financial loss from defaults under our foreign currency forward exchange contracts, our contracts are held by counterparty financial institutions, each of which had at September 30, 2015 a Standard and Poor’s rating of A-2 or above. Each financial institution with which we have our A/R sales program had a Standard and Poor’s short-term rating of A-2 or above and a long-term rating of BBB+ or above at September 30, 2015. Each financial institution from which annuities have been purchased for the defined benefit component of a pension plan had an A.M. Best or Standard and Poor’s long-term rating of A or above at September 30, 2015. We also provide unsecured credit to our customers in the normal course of business. We mitigate this credit risk by monitoring our customers’ financial condition and performing ongoing credit evaluations as appropriate. We consider credit risk in determining our allowance for doubtful accounts and we believe our allowances are adequate.

Liquidity risk: Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We believe that cash flow from operations, together with cash on hand, cash from the sale of A/R, and borrowings available under our credit facility and intraday and overnight bank overdraft facilities are sufficient to fund our currently anticipated financial obligations.

Related Party Transactions

Onex Corporation (Onex) owns, directly or indirectly, all of our outstanding multiple voting shares. Accordingly, Onex has the ability to exercise significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where the subordinate voting shares and multiple voting shares vote together as a single class. Mr. Gerald Schwartz, the Chairman of the Board, President and Chief Executive Officer of Onex, is also one of our directors, and holds, directly or indirectly, shares representing the majority of the voting rights of Onex.

In January 2009, we entered into a Services Agreement with Onex for the services of Mr. Gerald Schwartz, as a director of Celestica. The initial term of this agreement was one year and it automatically renews for successive one-year terms unless either party provides a notice of intent not to renew. Onex receives compensation under the Services Agreement in an amount equal to $200,000 per year, payable in DSUs in equal quarterly installments in arrears.

Also see discussion in “Overview — Toronto Real Property Transaction” above for a description of the Property Sale Agreement (and expected lease arrangements) with respect to our real property located in Toronto, Ontario (which includes our corporate headquarters and our Toronto manufacturing operations), for a purchase price of approximately $137.0 million Canadian dollars (approximately $102.0 million at period-end exchange rates), exclusive of applicable taxes and subject to certain adjustments. Approximately 30% of the interests in the Property Purchaser are to be held by a privately-held company in which Mr. Gerald Schwartz, a controlling shareholder and one of our directors, has a material interest. Mr. Schwartz also has a non-voting interest in an entity which is to have an approximate 25% interest in the Property Purchaser.

Given the interest in the transaction by a related party, our board of directors formed a Special Committee, consisting solely of independent directors, which retained its own independent legal counsel, to review and supervise a competitive bidding process. The Special Committee, after considering, among other factors, that the purchase price for the property exceeded the valuation provided by an independent appraiser, determined that the Property Purchaser’s transaction terms are in the best interests of Celestica. Our board of directors, at a meeting where Mr. Schwartz was not present, approved the transaction based on the unanimous recommendation of the Special Committee.

Outstanding Share Data

As of October 15, 2015, we had 124,047,291 outstanding subordinate voting shares and 18,946,368 outstanding multiple voting shares. As of such date, we also had 3,037,306 outstanding stock options, 4,071,002 outstanding RSUs, 6,044,702 outstanding PSUs (assuming a maximum payout), and 1,244,793 outstanding DSUs, each such option or unit entitling the holder thereof to receive one subordinate voting share (or in certain cases, cash at our option) pursuant to the terms thereof (subject to certain time or performance-based vesting conditions).

Controls and Procedures

Evaluation of disclosure controls and procedures:

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act) designed to ensure that information we are required to disclose in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision of and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2015. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of September 30, 2015, our disclosure controls and procedures are effective to meet the requirements of Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluation of controls can provide absolute assurance that all control issues within a company have been detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met.

Changes in internal control over financial reporting:

We did not identify any change in our internal control over financial reporting in connection with our evaluation, as required by paragraph (d) of U.S. Exchange Act Rule 13a-15 or 15d-15, that occurred during the third quarter and first nine months of 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s report on internal control over financial reporting:

Reference is made to our Management’s Report on page F-1 of our Annual Report on Form 20-F for the year ended December 31, 2014. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an audit report on our internal control over financial reporting as of December 31, 2014. This report appears on page F-2 of such Annual Report.

Unaudited Quarterly Financial Highlights (in millions, except percentages and per share amounts):

	2013	2014				2015
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
Revenue	$1,436.7	$1,312.4	$1,471.5	$1,423.1	$1,424.3	$1,298.5	$1,417.3	$1,408.5
Gross profit %	7.2%	6.9%	7.1%	7.4%	7.3%	7.0%	6.9%	7.2%
Net earnings (loss)	$22.1	$37.3	$40.9	$34.4	$(4.4)	$19.7	$24.2	$10.9
Weighted average # of basic shares	182.0	180.8	179.6	177.5	175.6	172.3	164.9	143.0
Weighted average # of diluted shares	184.5	182.6	182.0	179.6	175.6	174.3	166.9	145.3
# of shares outstanding	181.0	180.5	178.8	176.7	174.6	169.2	142.9	143.0
IFRS earnings (loss) per share:
basic	$0.12	$0.21	$0.23	$0.19	$(0.03)	$0.11	$0.15	$0.08
diluted	$0.12	$0.20	$0.22	$0.19	$(0.03)	$0.11	$0.14	$0.08

Comparability quarter-to-quarter:

The quarterly data reflects the following: the fourth quarters of 2013 and 2014 include the results of our annual impairment testing of goodwill, intangible assets and property, plant and equipment; and the fourth quarter of 2013 and the second and third quarters of 2015 were impacted by our restructuring actions. The amounts attributable to these items vary from quarter-to-quarter.

Third quarter 2015 compared to second quarter 2015:

Revenue of $1.4 billion for the third quarter of 2015 was relatively flat compared to the second quarter of 2015. Compared to the previous quarter, revenue dollars from our servers end market decreased 13%, primarily due to overall demand softness in this end market in the third quarter of 2015; revenue dollars from our storage end market decreased 9% sequentially, primarily due to stronger than expected customer demand in this end market in the previous quarter; and revenue dollars from our consumer end market decreased 6% sequentially, primarily due to soft demand from one customer. These decreases were largely offset by a 7% sequential increase in revenue from our diversified end market and a 2% sequential increase in revenue from our communications end market. The revenue increase in our diversified end market was primarily due to new program wins, including the new program outsourced to us by one of our aerospace and defense customers (discussed above), as well as increases in solar revenue. However, our solar revenue for the third quarter of 2015 was lower than expected, primarily due to slower than expected expansion of our solar operations in Asia. Gross profit and gross margin improved sequentially reflecting improvements in productivity, including in our semiconductor business, despite lower overall revenue. Net earnings for the third quarter of 2015 of $10.9 million were $13.3 million lower compared to the previous quarter, due to the higher income tax expense in the third quarter of 2015 resulting from taxable foreign exchange impacts (see “Operating Results — Income taxes” above).

Third quarter 2015 actual compared to guidance:

IFRS net earnings per share for the third quarter of 2015 were $0.08 on a diluted basis, negatively impacted by an $0.08 per share income tax expense resulting from taxable foreign exchange impacts. IFRS net earnings per share for the third quarter of 2015 also reflected an aggregate charge of $0.15 (pre-tax) per share comprised of employee stock-based compensation expense, amortization of intangible assets (excluding computer software) and restructuring charges, which is within the guidance we provided on July 23, 2015 of an aggregate charge of between $0.10 and $0.16 for these items.

On July 23, 2015, we provided the following guidance for the third quarter of 2015:

	Q3 2015
	Guidance	Actual
IFRS revenue (in billions)	$1.4 to $1.5	$1.41
Non-IFRS adjusted net earnings per share (diluted)	$0.28 to $0.34	$0.22

For the third quarter of 2015, revenue of $1.41 billion was at the lower end of our guidance range, in part due to lower than expected revenue from our solar operations (discussed above). Our non-IFRS adjusted net earnings per share for the third quarter of 2015 was $0.22 per share ($0.30 per share had we excluded an $0.08 per share income tax expense resulting from taxable foreign exchange impacts), compared to $0.26 per share for the third quarter of 2014. Had we excluded this income tax expense of $0.08 per share, adjusted EPS (non-IFRS) would have been within our guidance range of $0.28 to $0.34 per share.

Our guidance includes a range for adjusted net earnings per share (which is a non-IFRS measure and is defined below). Management considers non-IFRS adjusted net earnings per share to be an important measure for investors to understand our core operating performance and to compare our operating results with those of our competitors. A reconciliation of non-IFRS adjusted net earnings to IFRS net earnings is set forth below.

Non-IFRS measures:

Management uses adjusted net earnings and the other non-IFRS measures described herein (i) to assess operating performance and the effective use and allocation of resources, (ii) to provide more meaningful period-to-period comparisons of operating results, (iii) to enhance investors’ understanding of the core operating results of our business, and (iv) to set management incentive targets. We believe the non-IFRS measures we present herein are useful to investors, as they enable investors to evaluate and compare our results from operations and cash resources generated from our business in a more consistent manner (by excluding specific items that we do not consider to be reflective of our ongoing operating results) and provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. The non-IFRS financial measures that can be reconciled to IFRS measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of the ongoing operation of our business.

We believe investors use both IFRS and non-IFRS measures to assess management’s past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations.

In addition to cash cycle days (including the components thereof) and inventory turns (each described under the caption “Other Performance Indicators” above), our non-IFRS measures consist of: adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted SG&A, adjusted SG&A as a percentage of revenue, operating earnings (adjusted EBIAT), operating margin (operating earnings as a percentage of revenue), adjusted net earnings, adjusted net earnings per share, net invested capital, ROIC, and free cash flow. Adjusted EBIAT, net invested capital, ROIC and free cash flow are further described in the tables below. In calculating these non-IFRS financial measures, management excludes the following items, where applicable: employee stock-based compensation expense, amortization of intangible assets (excluding computer software), restructuring and other charges, net of recoveries (most significantly restructuring charges), the write-down of goodwill, intangible assets and property, plant and equipment, and gains or losses related to the repurchase of shares or debt, net of tax adjustments and significant deferred tax write-offs or recoveries associated with restructuring actions or restructured sites.

Non-IFRS measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS. The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS measures are nonetheless charges or credits that are recognized under IFRS and that have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS results back to IFRS results where a comparable IFRS measure exists.

The economic substance of these exclusions and management’s rationale for excluding them from non-IFRS financial measures is provided below:

Employee stock-based compensation expense, which represents the estimated fair value of stock options, RSUs and PSUs granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude employee stock-based compensation expense from their core operating results, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do.

Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangible assets varies among our competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges.

Restructuring and other charges, net of recoveries, include costs relating to employee severance, lease terminations, site closings and consolidations, write-downs to owned property and equipment which are no longer used and are available for sale, reductions in infrastructure and acquisition-related transaction costs. We exclude restructuring and other charges, net of recoveries, because we believe that they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities. We believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these charges, net of recoveries, in assessing operating performance.

Impairment charges, which consist of non-cash charges against goodwill, intangible assets and property, plant and equipment, result primarily when the carrying value of these assets exceeds their recoverable amount. Our competitors may record impairment charges at different times, and we believe that excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

Gains or losses related to the repurchase of shares or debt are excluded, as we believe that these gains or losses do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these charges or recoveries in assessing operating performance.

Significant deferred tax write-offs or recoveries associated with restructuring actions or restructured sites are excluded, as we believe that these write-offs or recoveries do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these charges or recoveries in assessing operating performance.

The following table sets forth, for the periods indicated, the various non-IFRS measures discussed above, and a reconciliation of IFRS to non-IFRS measures, where a comparable IFRS measure exists (in millions, except percentages and per share amounts):

	Three months ended September 30				Nine months ended September 30
	2014		2015		2014		2015
		% of		% of		% of		% of
		revenue		revenue		revenue		revenue
IFRS revenue	$1,423.1		$1,408.5		$4,207.0		$4,124.3

IFRS gross profit	$105.6	7.4%	$101.1	7.2%	$300.9	7.2%	$289.8	7.0%
Employee stock-based compensation expense	3.1		4.6		10.4		12.0
Non-IFRS adjusted gross profit	$108.7	7.6%	$105.7	7.5%	$311.3	7.4%	$301.8	7.3%

IFRS SG&A	$48.8	3.4%	$50.2	3.6%	$157.4	3.7%	$155.7	3.8%
Employee stock-based compensation expense	(2.1)		(3.6)		(12.1)		(14.8)
Non-IFRS adjusted SG&A	$46.7	3.3%	$46.6	3.3%	$145.3	3.5%	$140.9	3.4%

IFRS earnings before income taxes	$42.2		$29.3		$118.9		$85.3
Finance costs	0.7		2.1		2.1		3.7
Employee stock-based compensation expense	5.2		8.2		22.5		26.8
Amortization of intangible assets (excluding computer software)	1.6		1.5		4.8		4.5
Restructuring and other charges (recoveries)	6.1		11.9		(0.3)		21.5
Non-IFRS operating earnings (adjusted EBIAT) (1)	$55.8	3.9%	$53.0	3.8%	$148.0	3.5%	$141.8	3.4%

IFRS net earnings	$34.4	2.4%	$10.9	0.8%	$112.6	2.7%	$54.8	1.3%
Employee stock-based compensation expense	5.2		8.2		22.5		26.8
Amortization of intangible assets (excluding computer software)	1.6		1.5		4.8		4.5
Restructuring and other charges (recoveries)	6.1		11.9		(0.3)		21.5
Adjustments for taxes (2)	(0.1)		(1.1)		(0.4)		(1.5)
Non-IFRS adjusted net earnings	$47.2		$31.4		$139.2		$106.1

Diluted EPS
Weighted average # of shares (in millions)	179.6		145.3		181.3		162.1
IFRS earnings per share	$0.19		$0.08		$0.62		$0.34
Non-IFRS adjusted net earnings per share	$0.26		$0.22		$0.77		$0.65
# of shares outstanding at period end (in millions)	176.7		143.0		176.7		143.0

IFRS cash provided by operations	$103.1		$24.8		$163.5		$104.3
Purchase of property, plant and equipment, net of sales proceeds	(9.6)		(13.8)		(44.1)		(44.6)
Deposit on anticipated sale of real property	—		11.2		—		11.2
Advances to solar supplier	—		(7.3)		—		(28.3)
Finance costs paid	(0.8)		(2.1)		(2.0)		(5.4)
Non-IFRS free cash flow (3)	$92.7		$12.8		$117.4		$37.2

Non-IFRS ROIC % (4)	21.3%		20.9%		19.0%		19.1%

(1)                                  Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess our operational performance related to our core operations. Non-IFRS adjusted EBIAT is defined as earnings before finance costs (consisting of interest and fees related to our credit facilities and accounts receivable sales program), amortization of intangible assets (excluding computer software) and income taxes. Non-IFRS adjusted EBIAT also excludes, in periods where such charges have been recorded, employee stock-based compensation expense, restructuring and other charges, net of recoveries, gains or losses related to the repurchase of shares or debt, and impairment charges.

(2)                                  The adjustments for taxes, as applicable, represent the tax effects on the non-IFRS adjustments and significant deferred tax write-offs or recoveries associated with restructuring actions or restructured sites that management considers not to be reflective of our core operating performance.

(3)                                  Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash flow from operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Non-IFRS free cash flow is defined as cash provided by or used in operating activities after the purchase of property, plant and equipment (net of proceeds from sale of certain surplus equipment and property), advances to a solar supplier for its capital expenditures, and finance costs paid. Non-IFRS free cash flow also includes the cash deposit we received in the third quarter of 2015 upon execution of the Property Sale Agreement (discussed above).

(4)                                  Management uses non-IFRS ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Our non-IFRS ROIC measure reflects non-IFRS operating earnings, working capital management and asset utilization. Non-IFRS ROIC is calculated by dividing non-IFRS adjusted EBIAT by average non-IFRS net invested capital. Net invested capital (calculated in the table below) is a non-IFRS measure and consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average non-IFRS net invested capital for the quarter and a four-point average to calculate average non-IFRS net invested capital for the nine-month period. There is no comparable measure under IFRS.

The following table sets forth, for the periods indicated, our calculation of non-IFRS ROIC % (in millions, except ROIC %):

	Three months ended September 30		Nine months ended September 30
	2014	2015	2014	2015
Non-IFRS operating earnings (adjusted EBIAT)	$55.8	$53.0	$148.0	$141.8
Multiplier	4	4	1.333	1.333
Annualized non-IFRS adjusted EBIAT	$223.2	$212.0	$197.3	$189.0
Average non-IFRS net invested capital for the period	$1,046.7	$1,014.1	$1,036.2	$989.5
Non-IFRS ROIC % (1)	21.3%	20.9%	19.0%	19.1%

	December 31 2014	March 31 2015	June 30 2015	September 30 2015
Non-IFRS net invested capital consists of:
Total assets	$2,583.6	$2,579.3	$2,624.7	$2,603.6
Less: cash	565.0	569.2	496.8	495.7
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,054.3	1,044.8	1,122.3	1,085.3
Non-IFRS net invested capital at period end (1)	$964.3	$965.3	$1,005.6	$1,022.6

	December 31 2013	March 31 2014	June 30 2014	September 30 2014
Non-IFRS net invested capital consists of:
Total assets	$2,638.9	$2,590.7	$2,673.3	$2,666.3
Less: cash	544.3	489.2	519.1	578.2
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,109.2	1,035.7	1,077.2	1,071.7
Non-IFRS net invested capital at period end (1)	$985.4	$1,065.8	$1,077.0	$1,016.4

(1)         Management uses non-IFRS ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Our non-IFRS ROIC measure reflects non-IFRS operating earnings, working capital management and asset utilization. Non-IFRS ROIC is calculated by dividing non-IFRS adjusted EBIAT by average non-IFRS net invested capital. Net invested capital is a non-IFRS measure and consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average non-IFRS net invested capital for the quarter and a four-point average to calculate average non-IFRS net invested capital for the nine-month period. There is no comparable measure under IFRS.